Exhibit 99.1

GRAVITY REPORTS SEPARATE FINANCIAL RESULTS FOR 2018

Seoul, South Korea, March 29 2019- GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity'” or the “Company'”), an online and mobile game developer and publisher based in South Korea, announces its separate financial results for the fiscal year ended December 31, 2018, prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. Financial statements are available on Edgar at http://www.sec.gov.

REVIEW OF FINANCIAL RESULTS

Revenues and Cost of Revenues

Revenues for 2018 were KRW 198,698 million (US$ 178,548 thousand), representing a 66.4% increase from KRW 119,422 million for 2017.

Subscription revenue decreased by 40.1% to KRW 18,892 million (US$ 16,976 thousand) in 2018 from KRW 31,533 million in 2017. The decrease resulted largely from the decrease in revenues from Ragnarok Online and Ragnarok Prequel in Taiwan.

Royalties and licensing fees revenue for 2018 was KRW 15,379 million (US$ 13,819 thousand), representing a 9.9% decrease from KRW 17,069 million for 2017. This decrease primarily resulted from decreased revenues from Ragnarok Online in Thailand and deferred revenue recognition related to Ragnarok Online II in China based on a game development and publishing agreement in 2017, which did not incur in 2018.

Mobile game revenue for 2018 was KRW 164,303 million (US$ 147,642 thousand), representing a 132.6% increase from KRW 70,634 million for 2017. This increase was mainly due to the launch of Ragnarok M: Eternal Love in Korea on March 14, 2018 and the launch of the game in Southeast Asia on October 31, 2018 and increased revenue from Ragnarok M: Eternal Love in Taiwan.

Other revenue was KRW 124 million (US$ 111 thousand) in 2018, representing a 33.3% decrease from KRW 186 million in 2017.

Cost of revenues was KRW 123,500 million (US$ 110,976 thousand) in 2018, representing a 62.6% increase from KRW 75,973 million in 2017. The increase in cost of revenues was mainly due to increased commission paid for game service of Ragnarok M: Eternal love.

As a result of the foregoing factors, gross profit for 2018 was KRW 75,198 million (US$ 67,572 thousand), representing a 73.1% increase from KRW 43,449 million for 2017.

Selling, General & Administrative Expenses (“SG&A”)

The Company’s total SG&A increased 16.7% to KRW 34,747 million (US$ 31,223 thousand) in 2018 compared with KRW 29,774 million in 2017. This increase in SG&A was mostly attributable to increased advertising expenses for Ragnarok M: Eternal Love in Korea and research and development expenses. This increase is partially offset by the reversal of the allowance for doubtful accounts resulting from collection of account receivables from a subsidiary during 2018.

Based on the foregoing factors, the Company recorded an operating income of KRW 40,451 million (US$ 36,349 thousand) in 2018, compared to an operating income of KRW 13,675 million in 2017.

Non-operating Income and Non-operating Expenses

Non-operating expenses for 2018 was KRW 5,312 million (US$ 4,773 thousand) compared with non-operating income KRW 247 million in 2017. The increase in non-operating expenses was primarily due to impairment loss investment in subsidiaries in 2018, which was not incurred in 2017. This increase is partially offset by the reversal of the allowance for doubtful accounts resulting from collection of loans from a subsidiary during 2018.

Profit before income tax for 2018 was KRW 35,139 million (US$ 31,576 thousand), compared with profit before income tax of KRW 13,922 million in 2017.

Gravity recorded a net income of KRW 32,677 million (US$ 29,363 thousand) in 2018 compared with a net income of KRW 12,982 million in 2017.

The balance of cash and cash equivalents and short-term financial instruments was KRW 56,099 million (US$ 50,410 thousand) as of December 31, 2018.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,112.85 to US$1.00, the noon buying rate in effect on December 31, 2018 as quoted by the Federal Reserve Bank of New York.